SUPPLEMENT Dated March 15, 2010
To the Prospectus Dated February 25, 2010

ING Select Opportunities
Issued By ING Life Insurance and Annuity Company

Through Its Separate Account B

This supplement updates the prospectus. Please read this supplement carefully and keep it with your copy of the prospectus for future reference. If you have any questions, please call our Customer Service Center at 1-888-854-5950.

1. On page 8, please replace the table of Recurring Fees and Expenses, and the related footnotes, in its entirety with the following:

Recurring Fees and Expenses		
Annual Administrative Charge[4]	$40	
Separate Account Annual Expenses (as a percentage of Accumulation Value)		
	Maximum	Current
Mortality & Expense Risk Charge[5]	0.75%	0.75%
Asset Based Administrative Charge	None	None
Total Separate Account Annual Expenses	0.75%	0.75%
Minimum Guaranteed Withdrawal Benefit Charge (as a percentage of the MGWB Base)[6]	1.90%	1.00%

4. The annual administrative charge is waived if the Accumulation Value or Premiums paid is $100,000 or more when it is deducted. This charge is deducted on your Contract Anniversary, the Annuity Commencement Date, or when you Surrender the Contract.
5. This charge is deducted on Business Days as a percentage of and from the Accumulation Value in each variable sub-account.
6. This charge is for the MGWB, which is an included benefit of your annuity. The charge is deducted quarterly from the Accumulation Value in each variable sub-account. The MGWB Base is equal to the Initial Premium on the Contract Date, and is increased dollar-for-dollar for any Additional Premiums permitted during the first Contract Year. The charge can increase upon: an increase to the MGWB Base, the Maximum Annual Withdrawal or MAW percentage, and in the event of any Additional Premiums permitted, subject to the maximum charge. For more information, please see pages 18 and 24.

2. On page 9, please replace the Example in its entirety with the following:

Example

Assumptions
a. You invest $10,000 in the Contract for the time periods indicated below.
b. The costs reflected include the maximum transactional and recurring fees and expenses noted above and the maximum charge for the MGWB. Also included are the maximum gross operating expenses noted above of any of the variable sub-accounts.
c. The example assumes that your investment has a 5% return each year.

Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

If you Surrender or annuitize your Contract at the end of the applicable time period

1 year	3 years	5 years	10 years
$1,305	$1,119	$1,660	$3,410

If you do not Surrender your Contract

1 year	3 years	5 years	10 years
$705	$719	$1,460	$3,410

3. On page 18, please replace the first sentence of the paragraph under the subheading "Mortality & Expense Risk Charge" in its entirety with the following:

The Contract has a mortality & expense risk charge, 0.75% annually, that is deducted on Business Days as a percentage of the Accumulation Value in each variable sub-account.

4. On page 37, please replace the fourth sentence of the first paragraph under the subheading "Spousal Beneficiary Contract Continuation" in its entirety with the following:

Also, the surviving spouse may not continue the Contract if he or she is age 90 or older on the date of the Owner's death.

5. On page 38, please replace the paragraphs under the subheading "Annuity Commencement Date" in their entirety with the following:

Annuity Commencement Date
The Contract provides for Annuity Payments, so long as the Annuitant is then living. You can apply the Accumulation Value to an Annuity Plan on any date following the fifth Contract Anniversary. We refer to the date on which Annuity Payments commence as the Annuity Commencement Date. For Contracts issued in Florida, the Annuity Commencement Date can be any date following the first Contract Anniversary. Notice to Us is required at least 30 days in advance of the date you wish to begin receiving Annuity Payments.

The Annuity Commencement Date can be no later than the Contract Anniversary on or next following the Annuitant's 85th birthday (which date we refer to as the Maximum Annuity Commencement Date), unless we agree to a later date. If you do not select a date, the Annuity Commencement Date will be the Maximum Annuity Commencement Date. However, we will agree to allow you to defer the Annuity Commencement Date to the Contract Anniversary on or next following the Annuitant's 90th birthday. We will notify you of this deferment option, and how to elect it, by providing Notice to You in advance of the Annuity Commencement Date.